Exhibit 99.1

KIDOZ Inc.

Pacific Centre

Suite 1500, 701 West Georgia Street

Vancouver BC V7Y 1C6

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Inc. Reports Record Q4 2025 Revenue of USD $9,598,132 (CAD $13,414,177) and Pre-Tax Profit of USD $1,793,093 (CAD $2,611,404)

Vancouver, B.C. Canada, February 26, 2026 – Kidoz Inc. (TSXV:KDOZ) (OTCQB:KDOZF) (the “Company”), a global AdTech platform delivering safe mobile gamer engagement at scale, announced today its unaudited condensed interim financial results for the quarter ended December 31, 2025. All amounts are presented in United States dollars and are in accordance with United States Generally Accepted Accounting Principles.

Q4 2025 Financial Result Summary

The fourth quarter of 2025 delivered the highest quarterly revenue in the Company’s history, exceeding analyst expectations and demonstrating the scalability of the Kidoz platform. Throughout 2025, the Company made significant strategic investments in technology, including infrastructure upgrades to expand its real-time data processing capacity and strengthen its AI-driven capabilities. With this expanded foundation in place, management is focused on accelerating revenue growth and driving increased operating leverage in the periods ahead.

Unaudited financial highlights from the fourth quarter of 2025 include:

●	Total Revenue of $9,598,132 an increase of 29% over Total Revenue of $7,444,505 in Q4 2024 and a growth of 162% over Total Revenue of $3,666,521 in Q3 2025;
●	Sales and Marketing expenditure of $564,352, an increase of 13% from $500,766 in Q4 2024 and an increase of 66% from $339,217 in Q3 2025;
●	Non-Capitalized R&D expenditures of $1,324,375, an increase of 25% from $1,060,884 in Q4 2024 and an increase of 8% from $1,227,647 in Q3 2025;
●	G&A expenditures of $179,956 a decrease of (2%) from $183,005 in Q4 2024 and a slight decrease from $180,024 in Q3 2025;
●	Pre-Tax Profit of $1,793,574, compared to Pre-Tax Profit of $2,024,156 in Q4 2024 and Pre Tax loss of ($178,666) in Q3 2025;
●	Cash of $4,454,295 and working capital of $5,128,565 as at December 31, 2025, compared to cash of $2,780,517 and working capital of $4,219,588 as at December 31, 2024;
●	Free Cash Flow of $2,678,423 in the quarter compared to Free Cash Flow of $2,341,628 in Q4 2024 and Free Cash Outflow of ($627,017) in Q3 2025.

Fourth quarter profitability more than offset earlier quarters during the year and highlights the scalability of the Kidoz platform. Revenue for the quarter represented a new quarterly high, supported by continued expansion of direct brand and agency relationships and strong programmatic momentum. All major infrastructure and technology investments made during 2025 were fully expensed as incurred.

“Q4 2025 was a strong finish to an important year for Kidoz,” said Jason Williams, CEO of Kidoz Inc. “We achieved record revenue while continuing to strategically expand our infrastructure, technology, and team. The combination of this quarter’s performance and our previously reported quarterly results demonstrate the strength and resilience of the business. We have built a contextual operating system to enable no-identity mobile advertising in mobile gaming, and we have invested to capture what we believe is an enormous growth opportunity for which we are ideally placed.”

Our mission is to build a privacy-first advertising platform that global brands can use at scale to acquire new customers and generate meaningful returns on their marketing investment. We believe we are delivering on that mission today, and as we continue to evolve and expand our platform, we intend to define the standard for performance and compliance in this large and rapidly developing market.

Strategic Investment, Programmatic Expansion and Growth Positioning

During 2025, Kidoz made significant growth investments, including R&D infrastructure expansion and strategic hiring across sales, marketing, technology, capital markets, and operations. Headcount increased by approximately 12% during the year to support scaling initiatives and deepen direct-to-brand engagement.

These investments expanded hosting and real-time processing capabilities to support hundreds of billions of data points daily, enabling hyper-targeted, optimized, privacy-first campaign execution delivering on specific brand objectives without reliance on personal identifiers. This strengthened infrastructure positions the Company to operate at scale well beyond its current workload and to support continued growth across both managed and programmatic channels.

Direct brand and agency revenues continue to grow, with an increasing number of campaigns from established household-name partners. At the same time, programmatic revenues experienced strong growth as advertisers increasingly allocate budgets toward compliant, no-identity solutions within mobile gaming via our programmatic infrastructure. The Company’s broader all-ages privacy-first offering, delivered across both managed and programmatic channels, continued to scale rapidly alongside its regulated kids-focused business.

Management believes structural industry trends remain supportive. Increasing privacy regulation, the continued shift away from identity-based targeting, youth social media restrictions (e.g. Australia and France), and the maturation of mobile gaming as a premium brand advertising channel continue to create opportunities for the Company for growth. Industry developments promoting greater transparency and fairness in digital advertising further reinforce the advantages of privacy-first, full-stack platforms with diversified exposure across mediation and demand ecosystems.

Looking ahead, management expects to capitalize on its strengthened infrastructure, expanded team, growing direct brand and agency relationships, and accelerating programmatic momentum to drive continued top-line growth and increasing operating leverage from its multi-year R&D commitments.

For full details of the Company’s operations and financial results, please refer to the Securities and Exchange Commission website at www.sec.gov, the Kidoz Inc. investor website at https://investor.kidoz.net, or the https://www.sedarplus.com website.

About Kidoz Inc.

Kidoz Inc. (TSXV:KDOZ) (OTCQB:KDOZF) (www.kidoz.net) is a global AdTech platform delivering safe mobile gamer engagement at scale.

Originally built to protect kids, the platform also now enables advertisers to reach audiences of all ages across the entire mobile gaming ecosystem using privacy-first contextual targeting, including the growing segment of users who opt out of personal data tracking.

Its technology stack combines proprietary SDK integrations, the Kidoz Privacy Shield, and the Kite IQ contextual AI engine to deliver compliant, high-impact campaigns aligned with COPPA, GDPR-K, Apple ATT, and global standards. As a Google-certified and Apple-approved platform, Kidoz reaches hundreds of millions of users globally.

Trusted by leading brands, Kidoz enables advertisers to reach high-value gaming audiences through a unified suite of managed, programmatic, SSP, DSP, and Ad Exchange solutions.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 19, 2023, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163

Neither TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.